Exhibit 16.1

August 3, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated August 3, 2005 of National Mercantile Bancorp and are in agreement with the statements contained in the first two (2) sentences in the first paragraph, and the second and third paragraphs on page one therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP